NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common stock of Horizon Lines, Inc.
(the 'Company') from listing and registration on the Exchange at the opening of business on March 12, 2012, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange.

The Exchange is taking this action because the Company had fallen below the continued listing standard requiring a listed company to maintain an average global market capitalization over a consecutive 30 trading-day period of at least $15 million.
Prior to the Exchange's decision to delist the Company's Common Stock, the Company had fallen below two other continued listing standards of the Exchange: the standard requiring a company to maintain average global market capitalization over a consecutive
30 trading-day period of at least $50 million or total stockholders' equity of not less than $50 million; and the standard requiring a company to maintain an average closing price per share of at least one dollar over a 30 trading-day period.

1. The Exchange's Listed Company Manual,
Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when:
The issuer's average global market
capitalization over a consecutive 30
trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed.

2. The Exchange, on October 13, 2011,
determined that the Common Stock should
be suspended from trading before the opening of the trading session on October 20, 2011, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on October 14, 2011.

3. Pursuant to the above authorization, a press release was issued on October 13, 2011, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on October 13, 2011 and other various dates of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's Web site. Trading in the Securities on the Exchange was suspended before the opening of the trading session on October 20, 2011.

4. On October 28, 2011, the Exchange received a letter from the Company to request a hearing before the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation concerning the Exchange's determination, in accordance with Section 802.00 of the Exchange's
Listed Company Manual. The Hearing was held on
February 6, 2012.

5. On February 29, 2012, the Committee issued a decision that affirmed the determination of the Exchange to delist the Common Stock of the Company. Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities
Exchange Act of 1934 and the rules promulgated thereunder.